Exhibit 99.1

Evogene to Establish Research and Development Facility in
the United States

-  The establishment of the facility, which will be head by Dr. James Presnail, is a key component of the Company's previously disclosed entry into the field of insect control  -

REHOVOT, Israel – February 9, 2015 – Evogene Ltd. (NYSE, TASE: EVGN), a leading company for the improvement of crop productivity and economics for the food, feed and biofuel industries, today announced it has signed a Letter of Intent with plans to establish a research and development facility in the Bio-Research and Development Growth (BRDG) Park, developed by Wexford Science & Technology, a BioMed Realty Company, on the campus of the Donald Danforth Plant Science Center in St. Louis, Missouri. The establishment of the facility is a key component of the Company's previously disclosed entry into the field of advanced solutions for insect control. Evogene previously projected an expenditure of approximately $10 million in order to broaden its existing predictive discovery and validation capabilities into this substantial field.

The facility will be headed by Dr. James Presnail, Ph.D. who was appointed to lead the Company's insect control research and development activities at the new facility. Dr. Presnail previously held senior management positions at DuPont Pioneer and brings to Evogene two decades of in-depth knowledge and experience in the planning, execution and management of insecticidal gene discovery and efficacy testing.

The approximately 6,000 square foot facility will feature state-of-the-art laboratories and insect rearing rooms and is projected to be fully operational by the end of 2015. It will support Evogene's growing insect control activities, initially focusing on the Company's on-going product programs for corn rootworm and soybean aphids. The planned facility will incorporate both field specific modifications of the Company’s existing gene testing and validation infrastructure and new capabilities for targeting these and other high impact pests.  In addition, the facility will help facilitate the Company's field-based data generation activities in the United States.  In support of its selection of St. Louis for its R&D facility, Evogene has been offered a strategic economic incentive package from the Missouri Department of Economic Development.

Ofer Haviv, Evogene President and CEO stated: "The establishment of this new facility and the addition of Jim to our team will clearly take Evogene to a new level in the important area of insect control, a level which we hope will soon be similar to the leadership position we have already established in the area of yield and stress tolerance. In the short term, we are confident that this substantial strengthening of our assets and business propositions in insect control will now allow us to rapidly expand and accelerate our activities in this area, both on our own and through additional collaborations. In doing so, we are very pleased to expand our R&D operations to St. Louis, and to have the benefit of Jim's extensive knowledge and management experience in insecticidal gene discovery and development.”

Mr. Haviv concluded: "Our choice to locate at BRDG Park on the Danforth Center campus, a world leader in plant science research, is one we are very proud of as we join this innovative community. Being a company that is committed to the improvement of crop productivity, we share the Danforth Center’s belief that plants hold the key to discoveries and products that will enrich and restore both the environment and the lives of people around the globe."

About Evogene Ltd.:
Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop productivity and economics for the food, feed and biofuel industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease and nematodes), in key crops as corn, soybean, wheat and rice, and is also focused on the research and development of new products for crop protection (such as weed control). In addition, the Company has a wholly-owned subsidiary, Evofuel, developing seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com and www.evo-fuel.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Karen Mazor, Evogene
Director of Investor and Public Relations
karen.mazor@evogene.com
T: +972 54 228 8039